Exhibit 99.62

LARGO RESOURCES LTD.

LETTER OF TRANSMITTAL

For use in connection with a share consolidation

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (“Shareholders”) of common shares (the “Common Shares”) of Largo Resources Ltd. (“Largo” or the “Company”) in connection with the consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares (the “Share Consolidation”).

The Share Consolidation was approved at the special meeting of Shareholders held on March 1, 2021 (the “Meeting”), and the Common Shares are expected to begin trading on a post-consolidation basis on the Toronto Stock Exchange on or about March 8, 2021.

For further information relating to the Share Consolidation, Shareholders are encouraged to review the management information circular of the Company dated January 25, 2021 (the “Circular”) delivered in connection with the Meeting. A copy of the Circular is available on the Company’s profile at www.sedar.com.

Each Shareholder whose pre-consolidation Common Shares are evidenced through a share certificate (“Certificated Holder”) must forward to the Company’s transfer agent, TSX Trust Company (“TSX Trust”), a properly completed and signed Letter of Transmittal, with accompanying share certificate(s), if applicable, in order to receive the post-consolidation Common Shares to which such Certificated Holder is entitled. Each Shareholder whose pre-consolidation Common Shares are evidenced through a Direct Registration System (“DRS”) advice statement (“DRS Holder”), must forward to TSX Trust a properly completed and signed Letter of Transmittal in order to receive the post-consolidation Common Shares to which such DRS Holder is entitled. The instructions accompanying this Letter of Transmittal specify certain signature guarantees and additional documents that Shareholders may be required to provide with this Letter of Transmittal. Shareholders may, upon request, be required to execute any additional documents deemed by TSX Trust or the Company, at their discretion, to be reasonably necessary or desirable to complete the deposit and cancellation of their existing share certificates or DRS advice statement(s) in exchange for the applicable post-consolidation share certificates or DRS advice statement(s). It is recommended that Shareholders complete, sign and return this Letter of Transmittal, with any accompanying share certificate(s), if applicable, to TSX Trust as soon as practicable following receipt of the Letter of Transmittal by registered mail or courier to: TSX TRUST COMPANY, 301 - 100 Adelaide Street West, Toronto, ON M5H 4H1.

Until surrendered, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of whole post-consolidation Common Shares to which such Certificated Holder is entitled as a result of the Share Consolidation. DRS Holders will only be required to submit to TSX Trust a properly completed and signed Letter of Transmittal in accordance with the instructions set out below.

No fractional Common Shares will be issued in connection with the Share Consolidation and, if a Shareholder would otherwise be entitled to receive fractional Common Share as a result of the Share Consolidation, the number of Common Shares to be received by such Shareholder will be rounded up or down to the nearest whole number.

DO NOT FORWARD SHARE CERTIFICATES OR DRS STATEMENTS TO THE HEAD OFFICE OF THE COMPANY.

TO:                        LARGO RESOURCES LTD.

AND TO:              TSX TRUST COMPANY

Please read the instructions accompanying this Letter of Transmittal carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Shareholder.

PLEASE TYPE OR WRITE LEGIBLY IN BLOCK LETTERS.

In connection with the Share Consolidation, (i) the Certificated Holder hereby irrevocably deposits with TSX Trust the enclosed Common Share certificate(s), and/or (ii) the DRS Holder hereby irrevocably deposits with TSX Trust the DRS advice statement(s), for which no delivery to the TSX Trust is required, details of which are as follows, as applicable:

Certificate Number or DRS Account Number	Name in which Registered	Number of Common Shares Represented by Certificate or DRS advice statement

TOTAL:

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

SHAREHOLDER INFORMATION

TSX Trust is hereby requested and authorized to issue new certificates/DRS advice statements of Largo on the following basis, namely for every ten (10) pre-consolidation Common Shares, Shareholders shall receive one (1) post-consolidation Common Share. Before signing this Letter of Transmittal, please review carefully and complete the following blocks, as appropriate.

NAME AND NUMBER OF CERTIFICATES/DRS FOR COMMON SHARES

Certificate(s)/DRS representing post-consolidation Common Shares are to be issued as follows:

BLOCK A — ISSUANCE INSTRUCTIONS Please issue the Certificate(s)/DRS representing the post-Consolidation Common Shares in the name of:

BLOCK B — DELIVERY INSTRUCTIONS

To be completed ONLY if the Certificates(s) or DRS representing the post-Consolidation Common Shares to which the undersigned is entitled are to be sent to someone other than the person shown in Block A or to an address other than the address shown on Block A

☐ Same as address in Block A or to:

(Name — please print or type)	(Name — please print or type)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Email Address — if opting to receive DRS advice statement(s))	(Email Address — if opting to receive DRS advice statement(s))

IMPORTANT NOTE REGARDING DELIVERY: Due to the current COVID-19 pandemic, pick-up at the offices of TSX Trust is not available to the public when the Share Consolidation is effective. If pick-up is not available at such time, TSX Trust will mail the post-consolidation Common Shares deliverable to the Shareholder in accordance with the information provided in Block B or C as applicable. For DRS, if an e-mail address is provided, TSX Trust will e-mail the new DRS advice statements to the e-mail address provided above. Note that the DRS advice statements will not be mailed where an email address is provided.

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form. See Instruction 4.)

IMPORTANT INFORMATION REGARDING DRS ADVICE STATEMENTS

The Company has in place arrangements to allow for the use of TSX Trust’s DRS, as an alternative to sending out traditional paper certificates to holders of Common Shares. DRS is a way of recording security ownership without the need to issue a physical paper share certificates, which may help to eliminate the risk of loss, theft or destruction of certificates. For more information on DRS, please visit TSX Trust’s website at http://www.tsxtrust.com/services/investor-services.

To receive DRS advice statement(s) representing post-consolidation Common Shares in lieu of certificate(s), please check the box in Block C below.

BLOCK C — DRS ADVICE STATEMENT OPTION

☐                                    I wish to use DRS in respect of my post-consolidation Common Shares. Please issue
DRS advice statement(s) in lieu of certificate(s).

BLOCK D — SIGNATURE GUARANTEE
(if required under Instruction 7)

IMPORTANT:  This block must be completed fully if the name in which any post-consolidation Common Share is to be issued differs from the name of the registered holder appearing on the existing certificate(s).

(Authorized Signature)	MEDALLION STAMP OR SIGNATURE GUARANTEE

(Name of Guarantor — please print of type)	Signature guaranteed by:

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

IMPORTANT: THIS LETTER OF TRANSMITTAL MUST BE DATED AND SIGNED.

Date:

	Signature of registered Shareholder or authorized representative	Name of registered Shareholder

	Name and title of authorized representative, if applicable	Daytime telephone number of registered Shareholder or authorized representative

AUTHORIZATION

It is understood that, in the case of a Certificated Holder, upon receipt of the share certificate(s) and a properly completed and signed Letter of Transmittal, or in the case of a DRS Holder, upon receipt of a properly completed and signed Letter of Transmittal, in each case representing the Common Shares deposited herewith (the “Deposited Common Shares”) and all other required documents, if any, TSX Trust will deliver share certificate(s) or, if requested by the undersigned, DRS advice statement(s) representing the post-consolidation Common Shares that the undersigned is entitled to receive under the Share Consolidation in accordance with the instructions set out above, and the share certificate(s) and/or DRS advice statement representing the Deposited Common Shares will forthwith be cancelled.

The undersigned Shareholder represents, warrants, covenants, acknowledges and agrees in favour of the Company as of the date hereof and as of the date of the Share Consolidation: (i) the undersigned is the registered holder of the Deposited Common Shares; (ii) such Deposited Common Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit and deliver the Deposited Common Shares for cancellation and exchange for post-consolidation Common Shares pursuant to the Share Consolidation and that none of the Company, or any successor thereto will be subject to any adverse claim in respect of the deposit of such Deposited Common Shares; (iv) the Deposited Common Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Common Shares, to any other person; (v) the surrender of the Deposited Common Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vii) the undersigned will not transfer or permit to be transferred any of such Deposited Common Shares following the deposit hereof; (viii) the undersigned irrevocably constitutes and appoints TSX Trust and any other person designated by the Company in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Common Shares and any distributions on such securities with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) in the name of and on behalf of the undersigned, to register or record the cancellation and exchange of such Deposited Common Shares for post-consolidation Common Shares on the securities register of the Company; (ix) the issuance and delivery of the appropriate number of post-consolidation Common Shares in accordance with the instructions set out above and the information contained in the Circular will completely discharge any and all obligations of the Company and TSX Trust with respect to the matters contemplated by this Letter of Transmittal; and (x) the deposit of Deposited Common Shares pursuant to this Letter of Transmittal is irrevocable. These representations, warranties, covenants, acknowledgements and agreements shall survive the completion of the Share Consolidation.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any pre-consolidation Common Shares shall be determined by the Company in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Company, TSX Trust or any other person to give notice of any defect or irregularity in any such surrender of pre-consolidation Common Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Common Shares and no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Common Shares.

The undersigned may, upon request, be required to execute any additional documents deemed by TSX Trust or the Company in their discretion to be reasonably necessary or desirable to complete the deposit and cancellation of the Deposited Common Shares in exchange for the applicable post-consolidation Common Shares contemplated by this Letter of Transmittal. The undersigned hereby acknowledges that the delivery of the Deposited Common Shares shall be effected and the risk of loss of such Deposited Common Shares shall pass only upon proper receipt thereof by TSX Trust.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Company and TSX Trust to, promptly after receipt of a properly completed and signed Letter of Transmittal, the applicable share certificate(s) and all other required documentation, if any, issue or cause to be issued share certificate(s) or, if requested by the undersigned, DRS advice statement(s) representing the post-

consolidation Common Shares to which the undersigned is entitled pursuant to the Share Consolidation. If a share certificate or DRS advice statement(s) representing Deposited Common Shares has any restrictive legends on the back thereof, the new share certificate or DRS advice statement(s) will be issued with the same restrictive legends, if any.

It is understood that, (i) in the case of a Certificated Holder, that they will not receive the post-consolidation Common Shares in respect of the Deposited Common Shares until the share certificate(s) representing the Deposited Common Shares owned by the Certificated Holder are received by TSX Trust at the address set forth on the front and back of this Letter of Transmittal, together with a duly completed and signed Letter of Transmittal and all other required documents, if any, and until the same are processed by TSX Trust; and (ii) in the case of a DRS Holder, that they will not receive the post-consolidation Common Shares in respect of the Deposited Common Shares until a duly completed and signed Letter of Transmittal and all other required documents, if any, are received and processed by TSX Trust.

If the Share Consolidation is not completed or does not proceed, the enclosed share certificate(s) representing the Deposited Common Shares shall be returned forthwith to the Certificated Holder in accordance with the delivery instructions in this Letter of Transmittal or failing such address being specified, to the Certificated Holder at the last address of the Certificated Holder as it appears on the register of the Company maintained by TSX Trust.

INSTRUCTIONS

1.              Unless defined in this Letter of Transmittal (including the attached instructions), capitalized terms have the meanings given to them in the Circular.

2.              Pursuant to the amendment to the articles of Largo, each Shareholder will receive one (1) post-consolidation Common Share for each 10 (ten) pre-consolidation Common Shares held.  No fractional shares will be issued as a result of the Share Consolidation. A fractional share will be disregarded and cancelled without any repayment of capital or other compensation. Each Shareholder will receive a whole number of post-consolidation Common Shares.

3.              Shareholders should refer to the Circular of Largo dated January 25, 2021 for particulars of the Share Consolidation.

4.              Each registered Shareholder of Largo must deliver the Letter of Transmittal completed and signed, together with their certificate(s)/DRS to TSX Trust at the office of TSX Trust set out in Instruction 10 below. The method of delivery of the share certificate(s)/DRS is at the option and risk of the Shareholder. It is recommended such documents be delivered to TSX Trust. If mail is used, registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by TSX Trust at the office set out below.

5.              Each registered Shareholder must fill in the delivery instructions in Block B and sign and date this Letter of Transmittal. If Block B is not completed, the certificate(s)/DRS representing post-consolidation Common Shares will be mailed to the Shareholder’s address recorded on the books of TSX Trust.

6.              If no change in the name of the registered Shareholder appearing on the existing share certificate(s)/DRS is desired but more than one new certificate/DRS is to be issued in that name, a holder should also fill out Block A of this Letter of Transmittal. Any holder who does not fill out Block A will receive one post-consolidation share certificate/DRS for each pre-consolidation share certificate/DRS delivered herewith. No charge will be made for one new replacement certificate but where more than one certificate/DRS is requested a charge of $7.00 (plus H.S.T.) will be levied for each additional certificate/DRS.

7.              A registered Shareholder who wishes to have the certificate(s)/DRS representing post-consolidation Common Shares registered in the name of a person other than the registered Shareholder must fill in Block D as well as Blocks A and B of the Letter of Transmittal and must endorse the existing share certificate(s) or a stock transfer power of attorney, delivered with the Letter of Transmittal. The signature of the registered Shareholder must correspond in every respect with the name appearing on the face of the certificate(s)/DRS. Such signature must be guaranteed by a Canadian chartered bank, or a member of the Securities Transfer Association Medallion Program (STAMP).

8.              Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by any agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of authority to act satisfactory to TSX Trust.

9.              The Company reserves the right if it so elects in its absolute discretion to instruct TSX Trust to waive any defect or irregularity contained in any Letter of Transmittal received by it.

10.       Additional copies of the Letter of Transmittal may be obtained by contacting TSX Trust at their office specified below.

TSX Trust Company

Suite 301, 100 Adelaide Street West

Toronto, ON, M5H 4H1

Attention: Corporate Actions

Email: TMXEInvestor Services@tmx.com

11.       If space on this Letter of Transmittal is insufficient to list all share certificates, additional certificate or DRS account numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

12.       If Common Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

13.       If a share certificate/DRS has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to TSX Trust, at the address set out in Instruction 10 above, together with correspondence stating that the original certificate/DRS has been lost. TSX Trust will respond with replacement instructions (which may include bonding requirements) and forward appropriate documentation. Any questions should be directed to TSX Trust; telephone number 1-866-600-5869, facsimile number (416) 361-0470.

14.       TSX Trust is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Policy to tell you more about our information practices and how your privacy is protected. It is available at TSX Trust’s website, tsxtrust.com, or by writing us at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1. TSX Trust will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

15.       This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.